Oroplata Resources, Inc.
#3 - 7 San Marcos
Puerto Plata, Dominican Republican, 80027
June 24, 2014

VIA ELECTRONIC SUBMISSION

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:   Suying Li

Dear Sirs/Mesdames:

RE:	Oroplata Resources, Inc. (the “Company”)
-	Form 8-K Filed on June 11, 2014
-	SEC Comment Letter Dated June 18, 2014
-	SEC File No. 000-55088

Dear Sirs and Mesdames:

In connection with our responses to your comment letter dated June 18, 2014, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you require more information about the Company.

Very truly yours,

Oroplata Resources, Inc.

/s/ Hilario Santos Sosa
Hilario Santos Sosa
Chief Executive Officer, President and Director